VIA EDGAR: VIA FORM 1A-W-A
11-14-2024
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
 Entrex Production and Installation Company, Inc
Application for Withdrawal on Form 1A-W-A
for 1-A-W filing (Filing: 24-12495)

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933,
as amended (the Securities Act), Entrex Production and
Installation Company, Inc (the Company) respectfully
requests that the Securities and Exchange Commission
(the Commission) consent to withdraw the 1-A-W Withdrawal
 submission submitted 10-29-2024 which was
filed in error.
The Company requests withdrawal of the 10/29/2024 1-A-W,
file number 024-12495 (Accession Number:
0002035567-24-000016) which was filed with errors.
Please excuse this filing as some confusion, on our part
 obviously existed.
Accordingly, the Company hereby respectfully requests that
 the withdrawal of this submission as of the date
herein.   If you require additional information, please do
 not hesitate to contact the undersigned at (954) 856-6659.
Regards,

      /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer